FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending November 30, 2005

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



Issued - Wednesday 30th November 2005





        GlaxoSmithKline Presents Rapidly Expanding Pipeline Of Oncology

                          And Supportive Care Compounds



Philadelphia, PA, London, UK, November 30, 2005 - GlaxoSmithKline plc (NYSE:GSK) today updated investors and financial analysts in New York on the Company's rapidly expanding pipeline featuring innovative science that addresses a broad range of patient needs for cancer prevention, treatment and supportive care.


                                                 Seminar Highlights

- GSK's substantial oncology and supportive care portfolio includes New Chemical Entities (NCEs), product line extensions (PLEs) and oncology-related vaccines. Four NCEs highlighted in this seminar are expected to be in phase III development in 2006: Tykerb (lapatinib), eltrombopag ('115), casopitant ('769), and pazopanib ('034).



- Tykerb - A targeted oral therapy with the potential to become an essential component in the treatment of breast cancer:

     o Latest data demonstrate promise as first-line treatment for advanced breast cancer, with 40% of patients experiencing clinical benefit including tumor reduction or stable disease for at least 24 weeks.

     o              Tykerb's clinical program has been expanded:

               - three new phase III trials are being initiated by January 2006, two in first-line therapy and one in refractory breast cancer

               - large phase II trial in the treatment of brain metastases associated with breast cancer started in November 2005

               - in mid-November, the Breast International Group and GSK agreed to collaborate on a large global clinical trial to evaluate Tykerb as adjuvant therapy in early-stage breast cancer.



- Eltrombopag - New clinical data demonstrate the potential for eltrombopag to become the first oral platelet growth factor for patients suffering from thrombocytopenia, a condition which can lead to uncontrolled bleeding, significantly reduced life expectancy and compromised treatment for cancer or liver disease.



- Casopitant - New clinical data demonstrate the potential for casopitant when combined with Zofran as a new and improved therapy for the prevention of nausea and vomiting associated with chemotherapy and after surgery.



- Pazopanib - Latest clinical data demonstrate prevention of tumor growth. Consequently an aggressive clinical development program is expected to begin shortly in multiple cancer types including phase III trials in renal cancer.



- Other GSK  oncology  assets  highlighted  at the seminar  include  Arranon for
T-cell acute lymphoblastic leukemia and lymphoma (launch in Q106), new indications for Hycamtin in relapsed cervical and relapsed small cell lung cancer (filing Q405/2006), Avodart for reducing the risk of prostate cancer (phase III) and relacatib ('795) a cathepsin-K inhibitor for the prevention and treatment of bone metastases (entering phase II in 2006).





"Today's seminar clearly shows the progress GSK has made in building its oncology pipeline," said Tachi Yamada, GSK's Chairman of Research & Development. "From modest beginnings, we now have a pipeline which is one of the largest in our industry with seven major assets expected to be in phase III development in the coming months, including the four NCEs highlighted today."



"Cancer remains an area of substantial unmet medical need. Our strategy is focused on meeting all aspects of a cancer patient's treatment - from control, reduction and prevention of tumors to novel medicines that will improve supportive care for patients undergoing chemotherapy."



Paolo Paoletti, Senior Vice President of GSK's Oncology Medicine Development Center, commented: "GSK is pursuing therapies targeting cancer at a molecular level in order to block biochemical pathways that transform normal, healthy human cells into cancer cells. We are particularly excited that the promising efficacy of Tykerb, our targeted dual-kinase inhibitor, has led to support among leading cancer experts for the initiation next year of a large study of Tykerb in the treatment of early stage breast cancer."



Allen Oliff, Senior Vice President of GSK's Oncology Center for Excellence in Drug Discovery, said: "We are very encouraged by the recent clinical data on eltrombopag. This product clearly has the potential to be a significant advance in the treatment of thrombocytopenia, a condition which has few therapeutic options and can lead to sub-optimal treatment for patients suffering from a number of conditions including cancer and liver disease."



Compounds reviewed at today's seminar include:



- Tykerb - a targeted oral therapy with the potential to become an essential component in the treatment of breast cancer



World-wide, 400,000 women die each year as a result of breast cancer, and its prevalence is increasing with approximately 1.5 million new cases diagnosed every year. Tykerb, a dual-kinase inhibitor, is an oral once-daily treatment currently being developed for breast cancer and other tumors. It works by inhibiting two well-validated targets in oncology, the kinase components of ErbB1 (EGFR) and ErbB2 receptors, which are associated with cancer-cell proliferation and tumor growth.



Data presented at today's seminar, and at the recent European Cancer Conference
(ECCO) in Paris, illustrate the promising efficacy and safety profile of Tykerb. Interim results from an international phase II trial of Tykerb as first-line therapy in 40 patients with advanced or metastatic breast cancer (with ErbB2 overexpression) showed that 33% of patients had tumor reductions, with 40% of patients experiencing clinical benefit (tumor reduction or stable disease for at least 24 weeks). A further update will be presented at the San Antonio Breast Cancer Symposium on 8th December.



Tykerb has also shown preliminary activity in the treatment of brain metastases, which represents a significant unmet medical need for breast cancer patients.



Results were recently analyzed from a 416 patient phase II/III clinical trial in the treatment of renal cancer. While the primary end-point was not met in the full population, a preliminary analysis of the sub-group of 241 patients with over-expression of EGFR demonstrated a statistically significant survival benefit for patients receiving Tykerb. This data is expected to be presented at ASCO in 2006.



In the 3,500 patients who are part of its clinical development program, Tykerb to date has shown a low incidence of cardiotoxicity, a condition associated with some breast cancer treatments. The most frequently reported adverse events associated with Tykerb have been mild to moderate itching, rash, diarrhea, acne, and dry skin.



Tykerb's clinical program has been expanded, with three new phase III trials being initiated by January 2006, two in first-line therapy and one in refractory breast cancer. A large phase II trial in the treatment of brain metastases associated with breast cancer started in November 2005. In mid-November, GSK and the Breast International Group - one of the world's premier cancer research groups - agreed to collaborate on a large-scale global clinical trial to evaluate Tykerb as adjuvant therapy in early-stage breast cancer.



GSK expects to file Tykerb for US Food and Drug Administration (FDA) approval at the end of 2006 or in the first half of 2007.



- Eltrombopag ('115) demonstrates potential to become the first oral blood platelet growth factor for patients suffering from thrombocytopenia



Eltrombopag is an orally administered small molecule that interacts with the receptor for thrombopoietin (TPO), a protein in the body that is the primary growth factor responsible for the production of blood platelets. By stimulating the TPO receptor on megakaryocytes, eltrombopag increases the production of platelets to help treat patients with thrombocytopenia (decreased platelet count). As platelets are critically important in the first step of hemostasis, patients with thrombocytopenia are at significant risk of uncontrolled bleeding.



Thrombocytopenia is prevalent in patients with many conditions such as those with the autoimmune disease idiopathic thrombocytopenia purpura (ITP), cancer patients being treated with chemotherapy, and patients suffering from liver disease, including hepatitis C (HCV). In the case of cancer and HCV, thrombocytopenia often becomes a complication that compromises therapy. In the US alone there are approximately one to two million patients who suffer from clinically significant thrombocytopenia each year. GSK is conducting clinical trials with eltrombopag in a variety of these patient populations.



Most patients with ITP are treated with one of a number of 'broad' therapies including steroids, intravenous immunoglobulin, splenectomy or platelet transfusions which can be invasive or have unpleasant side effects. Patients with CIT are managed by chemotherapy dose delays, dose reductions or platelet transfusions. Consequently, eltrombopag has the potential to provide, in a convenient oral formulation, a major advance for patients suffering from thrombocytopenia.



Today the company presented data from a phase II dose-ranging clinical trial that showed eltrombopag significantly raised platelet counts in adult patients suffering from chronic ITP who had failed at least one prior therapy. In the trial, eltrombopag produced significant response rates in 66% of patients receiving the 50mg dose, and in 87% of patients receiving the 75mg dose, compared to 13% receiving placebo. The frequency of side effects was comparable between patients treated with placebo and those treated with eltrombopag.



An interim analysis of phase II data also showed an encouraging platelet response in hepatitis C patients. A full analysis will be available during the first half of 2006.



Current treatment options for thrombocytopenia, including immunosuppressive agents, interleukins and blood platelet transfusions, have safety and efficacy issues that limit their use. As the first oral treatment to increase the production of platelets, eltrombopag potentially represents a significant breakthrough for patients. GSK expects to file for approval of eltrombopag in its initial indication (ITP) by the end of 2006 or in 2007, depending on discussions with regulatory authorities.



Eltrombopag has been developed in collaboration with Ligand Pharmaceuticals.



- New data with casopitant ('769), demonstrate enhanced benefit over existing therapy in the treatment of emesis associated with chemotherapy and surgery



NK-1 antagonist, casopitant, is an anti-emetic medicine currently being developed by GSK to prevent both chemotherapy-induced nausea and vomiting (CINV) and post-operative nausea and vomiting (PONV).



There are more than 5 million patient visits per year in the US and EU for highly or moderately emetogenic chemotherapy. Although almost all of these patients are treated with 5-HT3 antagonists such as Zofran, more than 40% still suffer from episodes of nausea and vomiting. New data from two phase II dose-ranging studies (approximately 1,200 patients combined), presented at today's seminar, showed that the use of casopitant in combination with Zofran and dexamathasone produced a complete response rate in up to 86% of patients receiving highly emetogenic chemotherapy, and in up to 85% of patients receiving moderately emetogenic chemotherapy. These response rates were both significantly higher (43% and 21% respectively) than treatment with Zofran and dexamethasone.



Casopitant also demonstrated significant activity in the prevention of post-operative nausea and vomiting, a problem experienced by up to 50% of high to moderate risk patients despite prophylactic treatment with 5-HT3 antagonists. In a 700 patient phase II dose ranging study, casopitant, in combination with Zofran, demonstrated a complete response rate at 24 hours that was up to 48% higher than treatment with Zofran alone.



Side effects of casopitant plus Zofran both in the CINV and PONV trials were similar to those seen in the control group. The most frequently observed side effects in the CINV studies were nausea, vomiting, constipation, fatigue and asthenia, and in the PONV studies were headache and dizziness.



Casopitant is expected to enter phase III development for CINV and PONV in 2006 with regulatory filing for both indications scheduled during 2007.



- Potent new medicine, pazopanib ('034), prevents tumor growth in early clinical trials



Cancer tumors require the formation of new blood vessels (angiogenesis) to grow and spread. Vascular endothelial growth factor (VEGF) stimulates angiogenesis. The once-daily oral treatment pazopanib, a small molecule, potentially inhibits blood vessel formation, thereby preventing subsequent tumor growth.



Early clinical data has demonstrated that pazopanib has strong anti-cancer activity. In a 63 patient phase I study, 100% (6/6) of patients with renal cell carcinoma who received a therapeutic dose of pazopanib had a clinical benefit (tumor reduction or stable disease). Tumor shrinkage and prolonged stable disease was also observed in a number of other cancer types, including gastrointestinal, neuroendocrine, lung, thyroid and sarcomas. The most commonly reported adverse events with pazopanib were hypertension and fatigue. Based on these positive results and the substantial base of scientific knowledge of VEGF inhibitors, GSK is pursuing an aggressive clinical development program for pazopanib with global phase III trials in renal-cell cancer expected to begin shortly.



Furthermore, in vitro studies have suggested there is an additive effect when pazopanib is used in combination with Tykerb. Phase II trials to assess the use of this combination are scheduled to begin next year. Pazopanib will also be assessed in combination with other cancer treatments, including cytotoxic agents.



GSK Pipeline Update



In conjunction with today's seminar, GSK issued an updated pipeline chart. Currently GSK has 146 projects in the clinic including 97 NCEs, 18 vaccines and 31 PLEs. Of the 97 NCEs, 11 are in phase III/registration, 45 in phase II and 41 in phase I. This represents a near doubling of the number of NCEs since the time of the GSK merger in 2001.



The new pipeline report is available on www.gsk.com.





S M Bicknell

Company Secretary

30th November 2005



About GlaxoSmithKline



GSK, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer.



Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement and the Meeting presentation materials to which it relates, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the GlaxoSmithKline Annual Report on Form 20-F for 2004.



Without limiting the foregoing, this Announcement and the Meeting presentation materials to which it relates contain forward-looking statements regarding ongoing drug discovery and development activities, the progress of which depends in significant part on factors not fully within the Group's control, including but not limited to the pace of clinical trial enrollment, the nature of the results of pending and prospective preclinical and clinical trials, the resolution of any unusual difficulties with drug formulation or manufacturing, the outcome of review by regulatory authorities, changes in the prevailing legal /regulatory climate, and the like. The Group's current expectations and other information included in this Announcement and the related Meeting presentation materials reflect data currently in hand, which may be preliminary in nature, whereas the ultimate progress of investigational drugs through remaining stages of development to regulatory submission, regulatory approval, and commercialization may differ materially, given inherent risks and uncertainties.



Arranon, Hycamtin, Avodart, Tykerb and Zofran are trademarks of the GlaxoSmithKline Group of companies.





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Inquiries:

US Media inquiries:                                    Nancy Pekarek           (215) 751 7709
                                                       Mary Anne Rhyne         (919) 483 2319
                                                       Patricia Seif           (215) 751 7709

                                                       Gaile Renegar           (919) 483 2319

UK Media inquiries:                                    Philip Thomson          (020) 8047 5502
                                                       David Mawdsley          (020) 8047 5502
                                                       Chris Hunter-Ward       (020) 8047 5502

                                                       Alice Hunt              (020) 8047 5502

US Analyst/ Investor inquiries:                        Frank Murdolo           (215) 751 7002
                                                       Tom Curry               (215) 751 5419

European Analyst/Investor inquiries:                   Duncan Learmouth        (020) 8047 5540
                                                       Anita Kidgell           (020) 8047 5542
                                                       Jen Hill                (020) 8047 5543
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SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 30, 2005                                   By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc